CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Floating Rate Notes due 2030	$30,000,000	$2,139.00

April 2010 Pricing Supplement No. 355 Registration Statement No. 333-156423 Dated April 16, 2010 Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED PRODUCTS
Senior Floating Rate Notes due 2030
Leveraged CMS Curve and S&P 500® Index Linked Callable Notes
As further described below, interest will accrue on the notes (i) in Years 1-3: at a rate of 12.00% per annum and (ii) in Years 4 to maturity:  subject to our redemption right, and so long as the closing value of the S&P 500® Index is at or above 850 on the related quarterly interest determination date, at a variable rate per annum rate equal to 5 times the difference, if any, between the 30-Year Constant Maturity Swap Rate (“30CMS”) and the 2-Year Constant Maturity Swap Rate (“2CMS”) for the related quarterly interest payment period; subject to the maximum interest rate of 20.00% per annum and minimum interest rate of 0.00% per annum.   The notes provide the opportunity to receive an above-market interest rate in Years 1-3; however, the notes will not accrue any interest in any interest payment period in Years 4 to maturity if, on the related interest determination date, the closing value of the S&P 500® Index is less than 850 or the CMS reference index level is equal to or less than 0.00%.  We have the right to redeem the notes beginning on April 20, 2013 and quarterly thereafter.
We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$30,000,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	April 16, 2010
Original issue date:	April 22, 2010 (4 business days after the pricing date)
Maturity date:	April 20, 2030
Interest accrual date:	April 22, 2010
Principal protection:	100%
Interest:
Original issue date to but excluding April 20, 2013:  12.00% per annum
April 20, 2013 to but excluding the maturity date or any earlier redemption date (the “floating interest rate period”):
For each interest payment period, so long as the index closing value is at or above the index reference level on the related interest determination date, a variable rate per annum equal to:
leverage factor times the CMS reference index
Interest during the floating interest rate period is subject to the minimum interest rate and the maximum interest rate.
The index closing value and CMS reference index level applicable to an interest payment period will be determined on the related interest determination date, as set forth below.
If, on the related interest determination date, the index closing value is less than the index reference level or the CMS reference index level is equal to or less than the CMS reference index strike, interest will accrue at a rate of 0.00% for that interest payment period.

Leverage factor:	5
Interest payment period:	Quarterly (short first interest payment period)
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each January 20, April 20, July 20 and October 20, beginning July 20, 2010; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	Each January 20, April 20, July 20 and October 20, beginning April 20, 2013
Interest determination dates:
CMS reference index: two (2) U.S. government securities business days prior to the related interest reset date.
Index closing value: two (2) index business days prior to the related interest reset date.

Maximum interest rate:	20.00% per annum in any quarterly interest payment period
Minimum interest rate:	0.00% per annum
Day-count convention:	30/360
CMS reference index:	30-Year Constant Maturity Swap Rate minus 2-Year Constant Maturity Swap Rate. Please see “Additional Provisions – CMS Reference Index” below.
CMS reference index strike:	0.00%
Index:	The S&P 500® Index
Index closing value:	The closing value of the index. Please see “Additional Provisions – The S&P 500® Index” below.
Index reference level:	850
Redemption:
Beginning April 20, 2013, we have the right to redeem the notes on any redemption date and pay to you 100% of the stated principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption.  If we decide to redeem the notes, we will give you notice at least 5 business days before the redemption date specified in the notice.

Redemption dates:	Each January 20, April 20, July 20, and October 20, beginning April 20, 2013
Specified currency:	U.S. dollars
CUSIP:	61745E6P1
ISIN:	US61745E6P12
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	3.50%	96.50%
Total	$30,000,000	$1,050,000	$28,950,000

(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors, will collectively receive from the Agent, MS & Co., a fixed sales commission of 3.50% for each note they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.
The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 8.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

you should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated December 23, 2008            Prospectus dated December 23, 2008
THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Senior Floating Rate Notes due 2030
Leveraged CMS Curve and S&P 500® Index Linked Callable Notes

The Notes

The notes offered are debt securities of Morgan Stanley.  Interest on the notes during the floating interest rate period will accrue only if 30CMS is greater than or equal to 2CMS and the closing level of the S&P 500® Index is greater than or equal to 850 on the applicable interest determination dates.  All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount and issue price of each note is $1,000. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  This cost of hedging could be significant due to the term of the notes and the tailored exposure provided by the notes.  The secondary market price, if any, at which MS & Co. is willing to purchase the notes, is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors—Market Risk—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.”

Additional Provisions

CMS Reference Index

What are the 30-Year and 2-Year Constant Maturity Swap Rates?

The 30-Year Constant Maturity Swap Rate (which we refer to as "30CMS") is, on any day, the fixed rate of interest payable on an interest rate swap with a 30-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day.  This rate is one of the market-accepted indicators of longer-term interest rates.

The 2-Year Constant Maturity Swap Rate (which we refer to as "2CMS") is, on any day, the fixed rate of interest payable on an interest rate swap with a 2-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day. This rate is one of the market-accepted indicators of shorter-term interest rates.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

U.S. Government Securities Business Day

U.S. government securities business day means any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS Rate Fallback Provisions

If 30CMS or 2CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the level of the CMS reference index must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 2 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

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Senior Floating Rate Notes due 2030
Leveraged CMS Curve and S&P 500® Index Linked Callable Notes

The S&P 500® Index

The S&P 500® Index (the “index” or the “S&P 500 Index”), which is calculated, maintained and published by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc., consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.  The index is described under “Annex A—The S&P 500® Index” herein.

Index Closing Value Fallback Provisions

For any interest determination date, the index closing value on any calendar day will equal the closing value of the index as published on Bloomberg under ticker symbol “SPX,” or in the case of any successor index, the Bloomberg ticker symbol for any such successor index, at the regular weekday close of trading on that calendar day, as determined by the calculation agent; provided that if a market disruption event with respect to the index occurs on any interest determination date or if any such interest determination date is not an index business day, the closing value of the index for such interest determination date will be the closing value of the index on the immediately preceding index business day on which no market disruption event has occurred.  In certain circumstances, the index closing value shall be based on the alternate calculation of the index described under “Discontinuance of the S&P 500 Index; Alteration of Method of Calculation.”

“Index business day” means a day, as determined by the calculation agent, on which trading is generally conducted on each of the relevant exchange(s) for the index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

“Relevant exchange” means the primary exchange(s) or market(s) of trading for (i) any security then included in the index, or any successor index, and (ii) any futures or options contracts related to the index or to any security then included in the index.

Market Disruption Event

Market disruption event means, with respect to the index, the occurrence or existence of any of the following events, as determined by the calculation agent in its sole discretion: (i)(a) a suspension, absence or material limitation of trading of stocks then constituting 20 percent or more of the value of the index (or the successor index) on the relevant exchanges for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such relevant exchange; or (b) a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20 percent or more of the value of the index (or the successor index) during the last one-half hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or (c) the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts or exchange traded funds related to the index (or the successor index) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market; and (ii) a determination by the calculation agent in its sole discretion that any event described in clause (i) above materially interfered with the ability of the issuer or any of its affiliates to unwind or adjust all or a material portion of the hedge position with respect to this issuance of the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the index shall be based on a comparison of (x) the portion of the value of the index attributable to that security relative to (y) the overall value of the index, in each case immediately before that suspension or limitation.

For the purpose of determining whether a market disruption event has occurred:  (1) a limitation on the hours or number of days of trading shall not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange traded fund shall not constitute a market disruption event, (3) a suspension of trading in futures or options contracts or exchange traded funds on the index by the primary securities market trading in such contracts or funds by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or funds, or (c) a disparity in bid and ask quotes relating to such contracts or funds shall constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange traded funds related to the index and (4) a “suspension, absence or material limitation of trading” on any relevant exchange or on the primary market on which futures or options contracts or exchange traded funds related to the index are traded shall not include any time when such securities market is itself closed for trading under ordinary circumstances.

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Senior Floating Rate Notes due 2030
Leveraged CMS Curve and S&P 500® Index Linked Callable Notes

Discontinuance of the S&P 500 Index; Alteration of Method of Calculation

If S&P discontinues publication of the index and S&P or another entity (including the agent) publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued index (such index being referred to herein as a “successor index”), then any subsequent index closing value shall be determined by reference to the published value of such successor index at the regular weekday close of trading on any index business day that the index closing value is to be determined.

If the publication of the index is discontinued and such discontinuance is continuing at any time when the index closing value is to be determined and the calculation agent determines, in its sole discretion, that no successor index is available at such time, then the calculation agent will determine the index closing value at such time in accordance with the formula for calculating the index last in effect prior to such discontinuance, without rebalancing or substitution, using the price at such time (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the price that would have prevailed but for such suspension or limitation) of each security most recently comprising the index on the relevant exchange.

Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of the notes.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be furnished to the trustee, to the issuer and to The Depository Trust Company ("DTC"), as holder of the notes, within three trading days of such selection.  We expect that such notice will be made available to you, as a beneficial owner of the notes, as applicable, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If at any time the method of calculating the index or a successor index, or the value thereof, is changed in a material respect, or if the index or a successor index is in any other way modified so that such index does not, in the sole opinion of the calculation agent, fairly represent the value of the index or such successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at any time at which the index closing value is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a value of an index comparable to the index or a successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will determine the index closing value, as adjusted.  Accordingly, if the method of calculating the index or a successor index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the calculation agent will adjust such index in order to arrive at a value of the index or such successor index as if it had not been modified (i.e., as if such split had not occurred).

“Trading day” means a day, as determined by the calculation agent, on which trading is generally conducted on the New York Stock Exchange, The NASDAQ Stock Market LLC, the Chicago Mercantile Exchange, the Chicago Board of Options Exchange and in the over-the-counter market for equity securities in the United States.

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Senior Floating Rate Notes due 2030
Leveraged CMS Curve and S&P 500® Index Linked Callable Notes

Hypothetical Examples

The table below presents examples of hypothetical interest that would accrue on the notes during the floating interest rate period.  The example below is for purposes of illustration only. The actual interest payments will depend on the actual level of the CMS reference index and index closing value on each interest determination date.  The applicable interest rate for each interest payment period will be determined on a per-annum basis but will apply only to that interest payment period.  Whether or not you would receive interest at the hypothetical interest rates below would depend on whether or not we determine to exercise our redemption right prior to the interest payment period in which such interest rates would take effect.
Example	Hypothetical CMS Reference Index	Is the Index Closing Value at or Above the Index Reference Level?	Hypothetical Interest Rate (per annum)	Hypothetical Quarterly Interest Payment
1	-5.600%	YES	0.00%	$0.00
2	-5.200%	YES	0.00%	$0.00
3	-4.800%	YES	0.00%	$0.00
4	-4.400%	NO	0.00%	$0.00
5	-4.000%	YES	0.00%	$0.00
6	-3.600%	YES	0.00%	$0.00
7	-3.200%	YES	0.00%	$0.00
8	-2.800%	YES	0.00%	$0.00
9	-2.400%	YES	0.00%	$0.00
10	-2.000%	YES	0.00%	$0.00
11	-1.600%	YES	0.00%	$0.00
12	-1.200%	NO	0.00%	$0.00
13	-0.800%	YES	0.00%	$0.00
14	-0.400%	YES	0.00%	$0.00
15	0.00%	YES	0.00%	$0.00
16	0.400%	YES	2.00%	$5.00
17	0.800%	YES	4.00%	$10.00
18	1.200%	NO	0.00%	$0.00
19	1.600%	YES	8.00%	$20.00
20	2.000%	NO	0.00%	$0.00
21	2.400%	YES	12.00%	$30.00
22	2.800%	YES	14.00%	$35.00
23	3.200%	NO	0.00%	$0.00
24	3.600%	YES	18.00%	$45.00
25	4.000%	YES	20.00%	$50.00
26	4.400%	YES	20.00%	$50.00
27	4.800%	NO	0.00%	$0.00
28	5.200%	YES	20.00%	$50.00
29	5.600%	NO	0.00%	$0.00
30	6.000%	YES	20.00%	$50.00

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Senior Floating Rate Notes due 2030
Leveraged CMS Curve and S&P 500® Index Linked Callable Notes

Historical Information

The CMS Reference Index

The following graph sets forth the historical difference between the 30-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate for the period from January 1, 1995 to April 16, 2010 (the “historical period”).  The historical difference between the 30-Year Constant Maturity Swap Rate and the 2-Year Constant Maturity Swap Rate should not be taken as an indication of the future performance of the CMS reference index.  The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the index closing values, the leverage factor or our redemption right.  We cannot give you any assurance that the level of the CMS reference index will be will be positive on any interest determination date during the floating interest rate period.  We obtained the information in the graph below, without independent verification, from Bloomberg Financial Markets (“USSW”), which closely parallels but is not necessarily exactly the same as the Reuters Page price sources used to determine the level of the CMS reference index.

* The bold line in the graph indicates the CMS reference index strike of 0.00%

Historical period
Total number of days in historical period	5,585
Number of days CMS reference index was greater than 0.00%	5,572
Number of days CMS reference index was less than or equal to 0.00%	13

The historical performance shown above is not indicative of future performance.  The CMS reference index level may be negative on one or more specific interest determination dates during the floating interest rate period even if the level of the CMS reference index is generally positive and, moreover, the level of the CMS reference index has in the past been, and may in the future be, negative.

If the level of the CMS reference index is negative on any interest determination date, you will not receive any interest for the related interest payment period.  Moreover, during the floating interest rate period, even if the level of the CMS reference index is positive on an interest determination date, if the index closing value is less than the index reference level on that interest determination date, you will not receive any interest for the related interest payment period.

In addition, whether you receive any quarterly interest payments after April 20, 2013 depends on whether we elect to exercise our redemption right.  It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the level of the CMS reference index and the index closing value results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you will receive no further interest payments or benefit from the leverage factor.  See “Risk Factors—Yield Risk—Early Redemption Risk” on page 8.

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Senior Floating Rate Notes due 2030
Leveraged CMS Curve and S&P 500® Index Linked Callable Notes

The S&P 500 Index

The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, for each quarter in the period from January 1, 2005 through April 16, 2010.  The graph following the table sets forth the daily index closing values for the period from January 1, 1995 through April 16, 2010.  The index closing value on April 16, 2010 was 1,192.13.  The historical index closing values should not be taken as an indication of future performance, and we cannot give you any assurance that the index closing level will be higher than the index reference level on any interest determination date during the floating interest rate period.  The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the CMS reference index level, the leverage factor, or our redemption right.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.

S&P 500® Index	High	Low	Period End
2005
First Quarter	1,226.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.26	1,264.78	1,294.83
Second Quarter	1,326.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.26
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter (through April 16, 2010)	1,211.67	1,178.10	1,192.13

* The bold line in the graph indicates the index reference level of 850

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Senior Floating Rate Notes due 2030
Leveraged CMS Curve and S&P 500® Index Linked Callable Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the Leveraged Callable CMS Curve and S&P 500® Index Linked Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS and 2CMS, fluctuations in the index, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

Yield Risk

▪
The Amount Of Interest Payable On The Notes Is Uncertain And Could Be 0.00%. During the floating interest rate period, the amount of interest payable on the notes in any interest payment period will be dependent on whether and the extent to which 30CMS is greater than 2CMS and whether the index closing value is at or above 850 on the related interest determination date.  If 2CMS is equal to or greater than 30CMS, or if the index closing value is less than 850 on any interest determination date, the rate of interest payable for the related interest payment period will be 0.00%.  As a result, the effective yield on the notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the issuer of comparable maturity.  The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

▪
The Amount Of Interest Payable On The Notes In Any Quarter Is Capped.  The interest rate on the notes for each quarterly interest payment period during the floating interest rate period is capped for that quarter at the maximum interest rate of 20% per annum, and, due to the leverage factor, you will not get the benefit of any increase in the CMS reference index level above a level of 4.00% on any interest determination date (equal to a maximum quarterly interest payment of $50 for each $1,000 stated principal amount of notes).  Accordingly, you could receive less than 20% per annum interest for any given full year even when the CMS reference index level increases substantially in a quarterly interest payment period during that year if the CMS reference index level in the other quarters in that year does not also increase substantially, or if the index closing value is not at or above the index reference level so that you do not receive interest for that quarterly interest payment period, as you will not receive the full benefit of the increase in the CMS reference index level in the outperforming quarter due to the interest rate cap.

▪
Early Redemption Risk. The issuer retains the option to redeem the notes on any interest payment date on or after April 20, 2013.  It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the CMS reference index level and the index closing value during the term of the notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, you will receive no further benefit from the leverage factor and you may have to re-invest the proceeds in a lower rate environment.

▪
The Historical Performance Of 30CMS, 2CMS And The Index Are Not An Indication Of Their Future Performance.  The historical performance of 30CMS and 2CMS and the S&P 500 Index should not be taken as an indication of their future performance during the term of the notes.  Changes in the levels of 30CMS, 2CMS and the S&P 500 Index will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.  There can be no assurance that the CMS reference index level will be positive and the index closing value will be equal to or greater than the index reference level on any interest determination date during the floating interest rate period.  Furthermore, the historical performance of the CMS reference index and the index do not reflect the return the notes would have had because they do not take into account each others’ performance, the leverage factor or our redemption right.

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Senior Floating Rate Notes due 2030
Leveraged CMS Curve and S&P 500® Index Linked Callable Notes

Issuer Risk

▪
Investors Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings And Credit Spreads May Adversely Affect The Market Value Of The Notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity and therefore investors are subject to our credit risk. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

Market Risk

▪
The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in the level of 30CMS and 2CMS, (ii) changes in the index closing value, (iii) volatility of 30CMS and 2CMS, (iv) volatility of the index, (v) changes in interest and yield rates, (vi) geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the securities underlying the index, or equity markets generally, and that may affect the index, (vii) any actual or anticipated changes in our credit ratings or credit spreads, and (viii) time remaining to maturity.  Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence.  This can lead to significant adverse changes in the market price of securities like the notes. Primarily, if the level of the CMS reference index is less than the CMS reference index strike or the index closing value is less than the index reference level, during the floating interest rate period, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you sell your notes at such time.

▪
The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the costs of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Due to the term of the notes and the tailored exposure provided by the notes, the cost of entering into and unwinding the hedging transactions is expected to be significant.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Liquidity Risk

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The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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Conflicts of Interest

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The Issuer, Its Subsidiaries Or Affiliates May Publish Research That Could Affect The Market Value Of The Notes.  They Also Expect To Hedge The Issuer’s Obligations Under The Notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or each of the components making up the CMS reference index specifically, or with respect to the index. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
The Calculation Agent, Which Is A Subsidiary Of The Issuer, Will Make Determinations With Respect To The Notes. Any of these determinations made by the calculation agent may adversely affect the payout to investors.  Determinations made by the calculation agent, including with respect to the CMS reference index, the index closing value, the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the index closing value in the event of a market disruption event or discontinuance of the index, may adversely affect the payout to you on the notes.  See “Additional Provisions—The S&P 500® Index—Market Disruption Event” and “—Discontinuance of the S&P 500 Index; Alteration of Method of Calculation.”

Index Specific Risk Factors

▪
Adjustments To The S&P 500 Index Could Adversely Affect The Value Of The Notes.  The publisher of the S&P 500 Index can add, delete or substitute the stocks underlying the S&P 500 Index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the S&P 500 Index. Any of these actions could adversely affect the value of the notes.  The publisher of the S&P 500 Index may discontinue or suspend calculation or publication of the S&P 500 Index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued index.  The calculation agent could have an economic interest that is different than that of investors in the notes insofar as, for example, the calculation agent is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.  If the calculation agent determines that there is no appropriate successor index, on any day on which the index closing value is to be determined, the index closing value for such day will be based on the stocks underlying the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent, in accordance with the formula for calculating the index closing value last in effect prior to discontinuance of the S&P 500 Index.

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You Have No Shareholder Rights. As an investor in the notes, you will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the S&P 500 Index.

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Investing In The Notes Is Not Equivalent To Investing In The S&P 500 Index Or The Stocks Underlying The S&P 500 Index.  Investing in the notes is not equivalent to investing in the S&P 500 Index or its component stocks.

▪
Hedging And Trading Activity By Our Subsidiaries Could Potentially Adversely Affect The Value Of The Index.  One or more of our subsidiaries expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the index or its component stocks), including trading in the stocks underlying the index as well as in other instruments related to the index.  Some of our subsidiaries also trade in the stocks underlying the index and other financial instruments related to the index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the day the notes are priced for initial sale to the public could potentially decrease the index closing value, thus increasing the risk that the index closing value will be less than the index reference level on any interest determination date during the term of the notes.

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Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on April 22, 2010, which will be the fourth scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors, will collectively receive from the Agent, MS & Co., a fixed sales commission of 3.50% for each note they sell.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Tax Considerations

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the “comparable yield” is a rate of 6.0340% per annum, compounded quarterly; and the projected payment schedule with respect to a note consists of the following payments:

July 20, 2010	$ 29.33	July 20, 2015	$ 11.08	July 20, 2020	$ 8.70	July 20, 2025	$ 10.00
October 20, 2010	$ 30.00	October 20, 2015	$ 10.86	October 20, 2020	$ 8.65	October 20, 2025	$ 10.20
January 20, 2011	$ 30.00	January 20, 2016	$ 10.66	January 20, 2021	$ 8.59	January 20, 2026	$ 10.36
April 20, 2011	$ 30.00	April 20, 2016	$ 10.51	April 20, 2021	$ 8.54	April 20, 2026	$ 10.56
July 20, 2011	$ 30.00	July 20, 2016	$ 10.36	July 20, 2021	$ 8.50	July 20, 2026	$ 10.67
October 20, 2011	$ 30.00	October 20, 2016	$ 10.26	October 20, 2021	$ 8.48	October 20, 2026	$ 10.87
January 20, 2012	$ 30.00	January 20, 2017	$ 10.10	January 20, 2022	$ 8.47	January 20, 2027	$ 11.07
April 20, 2012	$ 30.00	April 20, 2017	$ 10.00	April 20, 2022	$ 8.48	April 20, 2027	$ 11.25
July 20, 2012	$ 30.00	July 20, 2017	$ 9.91	July 20, 2022	$ 8.46	July 20, 2027	$ 11.45
October 20, 2012	$ 30.00	October 20, 2017	$ 9.86	October 20, 2022	$ 8.49	October 20, 2027	$ 11.63
January 20, 2013	$ 30.00	January 20, 2018	$ 9.74	January 20, 2023	$ 8.55	January 20, 2028	$ 11.79
April 20, 2013	$ 30.00	April 20, 2018	$ 9.63	April 20, 2023	$ 8.65	April 20, 2028	$ 11.94
July 20, 2013	$ 15.65	July 20, 2018	$ 9.49	July 20, 2023	$ 8.73	July 20, 2028	$ 12.13
October 20, 2013	$ 14.72	October 20, 2018	$ 9.38	October 20, 2023	$ 8.81	October 20, 2028	$ 12.27
January 20, 2014	$ 13.93	January 20, 2019	$ 9.27	January 20, 2024	$ 8.92	January 20, 2029	$ 12.40
April 20, 2014	$ 13.24	April 20, 2019	$ 9.17	April 20, 2024	$ 9.08	April 20, 2029	$ 12.53
July 20, 2014	$ 12.61	July 20, 2019	$ 9.06	July 20, 2024	$ 9.31	July 20, 2029	$ 12.64
October 20, 2014	$ 12.15	October 20, 2019	$ 8.97	October 20, 2024	$ 9.47	October 20, 2029	$ 12.76
January 20, 2015	$ 11.73	January 20, 2020	$ 8.85	January 20, 2025	$ 9.64	January 20, 2030	$ 12.89
April 20, 2015	$ 11.39	April 20, 2020	$ 8.75	April 20, 2025	$ 9.80	April 20, 2030	$ 1,012.99

The “comparable yield” and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at .www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at .www.sec.gov as follows:

Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

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Annex A—The S&P 500® Index

The S&P 500® Index was developed by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc., which we refer to as S&P, and is calculated, maintained and published by S&P.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets.  The calculation of the value of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the “S&P 500 Component Stocks”) as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.  The “Market Value” of any S&P 500 Component Stock is the product of the market price per share and the number of the then outstanding shares of such S&P 500 Component Stock.  The 500 companies are not the 500 largest companies listed on the New York Stock Exchange and not all 500 companies are listed on such exchange.  S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market.  S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.  Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely-held and the Market Value and trading activity of the common stock of that company.

The S&P 500® Index and S&P’s other U.S. indices moved to a float adjustment methodology in 2005 so that the indices reflect only those shares that are generally available to investors in the market rather than all of a company’s outstanding shares.  Float adjustment excludes shares that are closely held by other publicly traded companies, venture capital firms, private equity firms, strategic partners or leveraged buyout groups; government entities; or other control groups, such as a company’s own current or former officers, board members, founders, employee stock ownership plans or other investment vehicles controlled by the company or such other persons.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 S&P 500 Component Stocks relative to the S&P 500® Index’s base period of 1941-43 (the “Base Period”).  An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.  The actual total Market Value of the S&P 500 Component Stocks during the Base Period has been set equal to an indexed value of 10.  This is often indicated by the notation 1941-43=10.  In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the S&P 500 Component Stocks by a number called the “S&P 500 Index Divisor.”  By itself, the S&P 500 Index Divisor is an arbitrary number.  However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period value of the S&P 500® Index.  The S&P 500 Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“S&P 500 Index Maintenance”).

S&P 500 Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the value of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require a S&P 500 Index Divisor adjustment.  By adjusting the S&P 500 Index Divisor for the change in total Market Value, the value of the S&P 500® Index remains constant.  This helps maintain the value of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index.  All S&P 500 Index Divisor adjustments are made after the close of trading and after the calculation of the index closing value of the S&P 500® Index.  Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require S&P 500 Index Divisor adjustments.

The table below summarizes the types of S&P 500 Index maintenance adjustments and indicates whether or not a S&P 500 Index Divisor adjustment is required:

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Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (e.g., 2-for-1)	Shares Outstanding multiplied by 2; Stock Price divided by 2	No
Share issuance (i.e., change ≥ 5%)	Shares Outstanding plus newly issued Shares	Yes
Share repurchase (i.e., change ≥ 5%)	Shares Outstanding minus Repurchased Shares	Yes
Special cash dividends	Share Price minus Special Dividend	Yes
Company Change	Add new company Market Value minus old company Market Value	Yes
Rights Offering	Price of parent company minus	Yes
Price of Rights Right Ratio
Spin-Off	Price of parent company minus	Yes
Price of Spinoff Co. Share Exchange Ratio

Stock splits and stock dividends do not affect the S&P 500 Index Divisor of the S&P 500® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P 500 Component Stock.  All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the S&P 500 Index Divisor has the effect of altering the Market Value of the S&P 500 Component Stock and consequently of altering the aggregate Market Value of the S&P 500 Component Stocks (the “Post-Event Aggregate Market Value”).  In order that the level of the S&P 500® Index (the “Pre-Event Index Value”) not be affected by the altered Market Value (whether increase or decrease) of the affected S&P 500 Component Stock, a new S&P 500 Index Divisor (“New S&P 500 Divisor”) is derived as follows:

Post-Event Aggregate Market Value	=	Pre-Event Index Value
New S&P 500 Divisor

New S&P 500 Divisor	=	Post-Event Aggregate Market Value
Pre-Event Index Value

A large part of the S&P 500 Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies.  Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding.  After the totals are updated, the S&P 500 Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index.  In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the S&P 500 Index Divisor.

License Agreement between S&P and Morgan Stanley.  S&P and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500® Index, which is owned and published by S&P, in connection with securities, including the notes.

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The license agreement between S&P and Morgan Stanley provides that the following language must be set forth herein:

The notes are not sponsored, endorsed, sold or promoted by S&P.  S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general stock market performance.  S&P’s only relationship to us is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to us or the notes.  S&P has no obligation to take our needs or the needs of the owners of the notes into consideration in determining, composing or calculating the S&P 500® Index.  S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN.  S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED HEREIN OR FOR ANY OTHER USE.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.

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